

BCSC

British Columbia Securities Commission

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE A

82-2560

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT Y M D
BRAVO RESOURCE PARTNERS LTD.		03 | 04 | 30	03 | 06 | 30
ISSUER ADDRESS			
539 – 3495 CAMBIE STREET			

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V5Z 4R3	604-879-5066	604-683-4545

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GEORGE HAJDUK	DIRECTOR	604-683-4545

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
"ERNEST E. STAGGS"	ERNEST E. STAGGS	03 | 06 | 30
"GEORGE HAJDUK"	GEORGE HAJDUK	03 | 06 | 30

FIN51-901F Rev.2000/12/19

BRAVO RESOURCE PARTNERS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
APRIL 30, 2003



03024568



SEC MAIL
RECEIVED
PROCESSING
JUL 14 2003
155
SECTION
WASH. D.C.

dlw 7/16

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	April 30, 2003	July 31, 2002 (Audited)
ASSETS		
Current		
Cash and equivalents	$ 4,488	$ 686
Accounts receivable	2,589	1,909
	$ 7,077	$ 2,595
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 82,695	$ 79,594
Loan payable	319	-
Promissory notes payable	32,467	79,674
Due to related party	116,737	101,187
	232,218	260,455
Shareholders' deficiency		
Capital stock	2,832,879	2,732,879
Deficit	(3,058,020)	(2,990,739)
	(225,141)	(257,860)
	$ 7,077	$ 2,595

On behalf of the Board:

"Ernest Staggs" Director "George Hajduk" Director

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period ended April 30, 2003	Three Month Period ended April 30, 2002	Nine Month Period ended April 30, 2003	Nine Month Period ended April 30, 2002
EXPENSES				
Interest expense	$ 1,538	$ -	$ 5,525	$ -
Investor relations	1,500	242	2,000	412
Management fees	7,500	-	14,750	-
Office and miscellaneous	635	6,190	1,900	14,842
Professional fees	5,271	10,095	26,128	24,220
Shareholder costs	3,424	-	3,424	-
Transfer agent and filing fees	5,648	-	12,451	-
Travel, promotion and investor relations	-	-	1,521	-
	(25,516)	(16,527)	(67,699)	(39,474)
OTHER ITEM				
Gain (loss) on foreign exchange	(1,209)	-	418	-
Loss for the period	(26,725)	(16,527)	(67,281)	(39,474)
Deficit, beginning of period	(3,031,295)	(2,889,584)	(2,990,739)	(2,866,637)
Deficit, end of period	(3,058,020)	$ (2,906,111)	$ (3,058,020)	$ (2,906,111)
Basic and diluted loss per common share	(0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Basic and diluted weighted average number of common shares outstanding	4,606,758	2,515,240	3,249,673	2,515,240

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period ended April 30, 2003	Three Month Period ended April 30, 2002	Nine Month Period ended April 30, 2003	Nine Month Period ended April 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	(26,725)	$ (16,527)	$ (67,281)	$ (39,474)
Items not affecting cash:				
Accrued interest expense on promissory notes payable	1,123	-	3,020	-
Changes in non-working capital items:				
(Increase) decrease in amounts receivable	(206)	(598)	(680)	212
Increase (decrease) in accounts payable and accrued liabilities	- 5,696	- 9,328	- 3,101	- 144
(Increase) decrease in prepaid expenses	681	-	-	-
Net cash used in operating activities	(19,431)	(7,797)	(61,840)	(39,118)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan payable	(9,373)	-	50,319	-
Promissory notes	-	1,248	(227)	19,870
Related party advances	7,659	6,000	15,550	18,000
Net cash provided in financing activities	(1,714)	7,248	65,642	37,870
Change in cash and equivalents during the period	(21,145)	(549)	3,802	(1,248)
Cash and equivalents, beginning of the period	25,633	1,859	686	2,558
Cash and equivalents, end of the period	4,488	1,310	$ 4,488	$ 1,310

Supplemental disclosure of non-cash operating, financing and investing activities:
In December 1999, the Company completed a non-interest bearing private placement of convertible notes to repay outstanding promissory notes totalling $195,750 ($135,000 US). On January 20, 2003 the notes were converted into 1,305,001 common shares at a deemed price of $0.15 per share.

On March 26, 2003 the Company issued 1,000,000 shares at a deemed price of $0.05 per share to settle debts of $50,000. The common shares issued with respect to this transaction are subject to a hold period, which will expire on March 26, 2004.

There were no significant non-cash transactions during the nine month period ended April 30, 2002.

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
NINE MONTH PERIOD ENDED APRIL 30, 2003

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. *The Company has been careful to ensure that it has expertise in all areas of the business activities* contemplated, to ensure an efficient and effective implementation of the business objectives.

The Company was declared inactive by the TSX Venture Exchange on May 15, 2002 in accordance with Policy 2.6. The Company was prohibited from granting stock options and its principals were prohibited from exercising previously granted stock options.

On July 31, 2002, trading in the shares of the Company was reinstated.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was pursuing opportunities in the exploration and development of mineral and natural resource properties. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

During the nine month period ended April 30, 2003, the Company entered into the following related party transactions:

The Company paid or accrued $Nil (2002 - $18,000) in professional fees to a former director of the Company.

The Company paid or accrued $2,000 (2002 - $Nil) to a relative of a director for investor relations.

The Company paid or accrued $14,750 (2002 - $Nil) to a director of the Company for management fees.

The Company has amounts of $116,737 (2002 - $100,537) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

5. SEGMENT INFORMATION

The Company currently conducts all of its operations in Canada in one business segment.

6. CONVERTIBLE NOTES

In December 1999, the Company completed a non-interest bearing private placement of convertible notes to repay outstanding promissory notes totaling $195,750 ($135,000 US). On January 20, 2003 the notes were converted into 1,305,001 common shares at a deemed price of $0.15 per share.

7. SHARE CAPITAL

The Company completed a private placement and a concurrent settlement of certain debt of the Company.

Under the terms of the private placement, the Company issued 1,000,000 common shares at $0.05 per share for gross proceeds of $50,000. The Company also settled $50,000 of outstanding debts by issuing 1,000,000 common shares at a deemed value of $0.05 per share as full and final settlement of certain notes of the Company previously issued to prior arm's-length creditors of the Company.

The common shares issued with respect to both transactions are subject to a hold period, which will expire one year after the date of the distribution of the common shares.



British Columbia Securities Commission

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE B & C

ISSUER DETAILS

NAME OF ISSUER	BRAVO RESOURCE PARTNERS LTD.
FOR QUARTER ENDED (Y M D)	03 04 30
DATE OF REPORT (Y M D)	03 06 30
ISSUER ADDRESS	539 – 3495 CAMBIE STREET
CITY	VANCOUVER
PROVINCE	BC
POSTAL CODE	V5Z 4R3
ISSUER FAX NO.	604-879-5066
ISSUER TELEPHONE NO.	604-683-4545
CONTACT PERSON	GEORGE HAJDUK
CONTACT'S POSITION	DIRECTOR
CONTACT TELEPHONE NO.	604-683-4545
CONTACT EMAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y M D)
"ERNEST E. STAGGS"	ERNEST E. STAGGS	03 06 30
"GEORGE HAJDUK"	GEORGE HAJDUK	03 06 30

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached interim financial statements for the nine month period ended April 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached interim financial statements for the nine month period ended April 30, 2003.

2. Related party transactions:

   During the nine month period ended April 30, 2003, the Company entered into the following related party transactions:

   The Company paid or accrued $Nil (2002 - $18,000) in professional fees to a former director of the Company.

   The Company paid or accrued $2,000 (2002 - $Nil) to a relative of a director for investor relations.

   The Company paid or accrued $14,750 (2002 - $Nil) to a director of the Company for management fees.

   The Company has amounts of $116,737 (2002 - $100,537) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

3. a) Summary of securities issued during the period:
   - 1,305,001 common shares at $0.15 from a December 1999 private placement of convertible notes to repay outstanding promissory notes totalling $195,750 (US$135,000).
   - 1,000,000 common shares issued at $0.05 for gross proceeds of $50,000 (no commission) from a private placement.
   - 1,000,000 common shares issued at a deemed price of $0.05 to settle outstanding debts of $50,000.

   b) Summary of options granted during the period: Nil

4. a) Authorized share capital: 100,000,000 common shares without par value
   100,000,000 preferred shares

   b) Common shares issued and outstanding: 5,820,241 common shares
   Stated value: $2,832,879

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Number of shares held in escrow: 83,746 common shares
   Number of shares subject to pooling agreements: None

5. List of directors:
   George Hajduk
   Ernest Staggs Jr.
   James Currie
   Melissa Walker, (effective December 18, 2002)

   Officers:
   Ernest Staggs Jr.,Interim President (effective December 18, 2002)
   Sheila Barrows, Interim Secretary (effective December 18, 2002)

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

The Company was declared inactive by the TSX Venture Exchange on May 15, 2002 in accordance with Policy 2.6. The Company was prohibited from granting stock options and its principals were prohibited from exercising previously granted stock options.

On July 31, 2002, trading in the shares of the Company was reinstated.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

Trading Symbol Changed

The Company announced on December 6, 2002 that effective at the opening of business on Monday, December 9, 2002, the Company's trading symbol will change to include a .T extension. There will be no change in the company name, no change in the Cusip number, no consolidation of capital and no change in the classification for the company.

The rationale for this change is to differentiate companies without an active business from other listed companies based upon the characteristics and restrictions applicable to inactive issuers, as reflected in TSX Venture Exchange Policy 2.6 on inactive issuers and reactivation.

Discussion of Operations and Financial Condition

Officers and Director appointed

The Company announced that effective December 18, 2002 Ernest Staggs Jr, was appointed as the interim President, Shelia Barrows was appointed as the interim Secretary and Melissa Walker was appointed a Director.

Private Placement and Debt Settlement Proposed

On December 23, 2002, the Company announced that it arranged a private placement and a concurrent settlement of certain debt of the Company with Mr. Tyrone R. Carter of Grand Rapids, Minnesota. Under the terms of the proposed private placement, the Company has agreed to issue 1,000,000 Common shares in the capital of the Company at $0.05 per share for gross proceeds of $50,000.00. Mr. Carter has further agreed to settle up to $50,000.00 of outstanding debts beneficially owned by Mr. Carter. Pursuant to the terms of the debt settlement arrangement, the Company will issue an aggregate of 1,000,000 further common shares in the capital of the Company issued at a deemed value of $0.05 per share. The share issuance shall be full and final settlement of certain notes of the Company previously issued to prior arm's length creditors of

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

the Company. The Common shares issued with respect to both transactions shall be subject to a hold period which will expire one year after the date of the distribution of the Common shares.

Mr. Carter is arm's length to the Company. As a result of the proposed transactions described above, Mr. Carter will beneficially own 2,000,000 Common shares in the capital of the Company representing approximately 44% of the then issued and outstanding share capital of the Company. Mr. Carter will join the Company's board of directors.

The current board of directors of the Company believes the transactions to be in the best interests of the Company and its shareholders. In consideration of the Company's current financial situation the funds are required in order to facilitate any attempt to reactivate the Company and seek a qualified business investment opportunity that will return value to the Company's shareholders. The proceeds raised through the private placement will be used to settle certain debts owed to arm's length service providers of the Company such as its auditors, legal counsel and transfer agent. The Company will be seeking certain policy relief from the TSX Venture Exchange, including relief with respect to any pre-transaction shareholder approval requirement, due to the current financial constraints on the Company.

TSX approval for the above transactions was received on January 15, 2003, pending shareholder approval which was obtained on February 25, 2003. The common shares for these transactions were issued on March 26, 2003 and are subject to a one year hold period which will expire on March 26, 2004.

Annual General Meeting

The Company held its AGM for February 25, 2003 in Vancouver, BC, Canada. All proposed resolutions were passed.

Change of Auditor

On December 2, 2002 the Company announced that Rolfe, Benson, Chartered Accountants have resigned as auditors of the Company, effective July 5, 2002.

The Company has appointed Davidson & Company, Chartered Accountants of 1200-609 Granville Street, P. O. Box 10372, Pacific Centre, Vancouver, B.C., Canada, V7Y 1G6 as its new auditor, effective July 5, 2002.

There were no reservations in the Former Auditors' reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the former auditors' resignation.

Delinquent filer

On January 10, 2003 the British Columbia Securities Commission advised that the Company is delinquent for annual financials dated July 31, 2002, and for interim financials dated October 31, 2002.

Convertible Notes

In December 1999, the Company completed a non-interest bearing private placement of convertible notes to repay outstanding promissory notes totalling $195,750 ($135,000 US). On January 20, 2003 the notes were converted into 1,305,001 common shares at a deemed price of $0.15 per share.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Use of Proceeds

The Company incurred a net loss of $67,281 (2002 – $39,474) for the nine month ended April 30, 2003. Among the more significant expenses making up this loss are office and miscellaneous expenses of $1,900 (2002 - $14,842); interest expense of $5,525 (2002 - $Nil); management fees of $14,750 (2002 - $Nil); professional fees of $26,128 (2002 - $24,220) (consisting of accounting, audit, legal fees and related disbursements); shareholder costs of $3,424 (2002 - $Nil); transfer agent and filing fees of $12,451 (2002 - $Nil); and travel and promotion costs of $1,521 (2002 - $Nil).

Investor Relations

The Company entered into an investor relations agreement with a relative of a director of the Company on January 1, 2003. The agreement will be $500 per month for a three month term and continue on a month to month basis thereafter. During the period the Company incurred $2,000 (2002 - $Nil) in investor relation costs.

Private Placement and Debt Settlement Completed

On March 31, 2003 the Company announced that it has completed the previously announced private placement and a concurrent settlement of certain debt of the company with Tyrone R. Carter of Grand Rapids, Minn.

Under the terms of the private placement, the company has issued 1,000,000 common shares in the capital of the company at $0.05 per share for gross proceeds of $50,000.

Mr. Carter has further settled $50,000 of outstanding debts of the company beneficially owned by Mr. Carter. Pursuant to the terms of the debt settlement arrangement, the company issued a total of 1,000,000 further common shares in the capital of the company issued at a deemed value of $0.05 per share as full and final settlement certain notes of the company previously issued to prior arm's-length creditors of the company.

TSX approval for the above transactions was received on January 15, 2003, pending shareholder approval which was obtained on February 25, 2003. The common shares for these transactions were issued on March 26, 2003 and are subject to a one year hold period which will expire on March 26, 2004.

Related party transactions

During the nine month period ended April 30, 2003, the Company entered into the following related party transactions:

The Company paid or accrued $Nil (2002 - $18,000) in professional fees to a former director of the Company.

The Company paid or accrued $2,000 (2002 - $Nil) to a relative of a director for investor relations.

The Company paid or accrued $14,750 (2002 - $Nil) to an officer of the Company for management fees.

The Company has amounts of $116,737 (2002 - $100,537) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Subsequent Events

There are no subsequent events to report.

Financings, Principal Purposes and Milestones

The Company completed a private placement and a concurrent settlement of certain debt of the Company.

On March 26, 2003, the Company issued 1,000,000 common shares at $0.05 per share for gross proceeds of $50,000 from a private placement. The Company also settled $50,000 of outstanding debts by issuing 1.000,000 common shares at a deemed value of $0.05 per share as full and final settlement of certain notes of the Company previously issued to prior arm's-length creditors of the Company.

TSX approval for the above transactions was received on January 15, 2003, pending shareholder approval which was obtained on February 25, 2003. The common shares for these transactions were issued on March 26, 2003 and are subject to a one year hold period which will expire on March 26, 2004.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	April 30, 2003	July 31, 2002 (Audited)
Deficit	$ (3,058,020)	$ (2,990,739)
Working capital deficiency	(225,141)	(257,860)